UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_________________________________

Amendment No. 7 to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Hunter Maritime Acquisition Corp.
(Name of Subject Company (Issuer) and (Name of Filing Person (Issuer))

Class A Common Shares
(Title of Class of Securities)

Y37828111
 (CUSIP Number of Class of Securities)

c/o MI Management Company
Trust Company Complex, Suite 206
Ajeltake Road
P.O. Box 3055
Majuro, Marshall Islands
MH96960
011-323-247-59-11
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
Gary J. Wolfe, Esq.
Robert E. Lustrin, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004

CALCULATION OF FILING FEE

Transaction Value: $82,331,000*	Amount of Filing Fee: $9,542.17**
* Estimated for purposes of calculating the amount of the filing fee only. The transaction value assumes the purchase of a total of 8,233,100 outstanding Class A common shares of Hunter Maritime Acquisition Corp., par value $0.0001 per share, at the tender offer price of $10.00 per share.

**The amount of the filing fee is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, which equals $115.90 for each $1,000,000 of the value of the transaction. This fee was previously paid in connection with the initial filing of the Schedule TO on April 27, 2017.

[ ]
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates
[ ]	Third-party tender offer subject to Rule 14d-1.
[X]	Issuer tender offer subject to Rule 13e-4
[ ]	Going-private transaction subject to Rule 13e-4
[ ]	Amendment to Schedule 13D under Rule 13d-2
[X]	Check the following box if the filing is a final amendment reporting the results of the tender offer.

AMENDMENT NO. 7 TO SCHEDULE TO
INTRODUCTORY STATEMENT
 Hunter Maritime Acquisition Corp., a  Marshall Islands corporation (the "Company"), hereby amends and supplements its Tender Offer Statement on Schedule TO originally filed by the Company with the Securities and Exchange Commission (the "SEC") on April 27, 2017 (together with all amendments thereto, the "Schedule TO"). The Schedule TO, as amended by this Amendment No. 7 to the Schedule TO ("Amendment No. 7"), relates to the Company's offer to purchase for cash up to 8,233,100 of its Class A shares, par value $0.0001 per share ("Class A common shares"), at a price of $10.00 per share, net to the seller in cash for an aggregate purchase price of up to $82,331,000. The Company's offer is being made upon the terms and subject to certain conditions set forth in the Offer to Purchase,  originally dated April 27, 2017 and amended and restated in its entirety on May 16, 2017 and supplemented by the Supplement to Offer to Purchase dated May 25, 2017 and the Supplement No. 2 to the Offer to Purchase dated May 31, 2017  (the "Offer to Purchase"), and the Amended and Restated Letter of Transmittal (the "Letter of Transmittal"), which, as further amended, restated or supplemented from time to time, together constitute the offer (the "Offer").

The Offer expired at 5:00 p.m. New York City time on June 9, 2017 (the "Expiration Date"), and as of that time, certain conditions to the consummation of the Offer and the Company's previously announced proposed acquisition of five identified Capesize dry bulk carriers from five Cypriot companies (together, the "Sellers") in an en-bloc transaction for $133.5 million in cash (the "Acquisition") were not satisfied, including the condition that not more than 8,233,100 Class A common shares shall have been validly tendered and not properly withdrawn at the Expiration Date. As a result, the Offer was terminated on June 12, 2017, and the Company and the Sellers mutually agreed to terminate the Master Agreement and the Memoranda of Agreement relating to the Acquisition in accordance with their respective terms and conditions.

The purpose of this Amendment No. 7 is to file as an exhibit a press release announcing the termination of the Offer. This Amendment No. 7 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) and Rule 13e-4(c)(4) of the Securities Exchange Act of 1934, as amended. This Amendment No. 7 should be read in conjunction with the Schedule TO, the Offer to Purchase, and the Letter of Transmittal, as the same may be further amended or supplemented hereafter and filed with the SEC.

Items 1 through 9 and 11.
      On June 12, 2017, the Company terminated the Offer and issued a press release in connection therewith. A copy of the press release is filed as Exhibit (a)(5)(G) to this Amendment No. 7 and is incorporated herein by reference. No Class A common shares were purchased by the Company pursuant to the Offer and all Class A common shares previously tendered and not withdrawn will be promptly returned without expense to the holders who have tendered such shares.

Item 12.          Exhibits
Item 12 is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description
(a)(5)(G)	Press release, dated June 12, 2017

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HUNTER MARITIME ACQUISITION CORP.

/s/ Alexander Saverys
Name: Alexander Saverys
Title: Chief Executive Officer

Dated: June 12, 2017

Exhibit Index

(a)(1)(A)*	Offer to Purchase, dated April 27, 2017

(a)(1)(B)*	Letter of Transmittal To Tender Class A Common Shares (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9)

(a)(1)(C)*	Amended and Restated Offer to Purchase, dated May 16, 2017

(a)(1)(D)*
Amended and Restated Letter of Transmittal To Tender Class A Common Shares (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9)

(a)(1)(E)*	Supplement to Offer to Purchase dated May 25, 2017

(a)(1)(F)*
Second Amended and Restated Letter of Transmittal To Tender Class A Common Shares (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9)

(a)(1)(G)*	Supplement No. 2 to Offer to Purchase dated May 31, 2017

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)*	Press release, dated April 26, 2017.

(a)(5)(B)*	Press release, dated April 27, 2017.

(a)(5)(C)*	Investor Presentation, dated May 10, 2017

(a)(5)(D)*	Press release, dated May 25, 2017

(a)(5)(E)*	Press release, dated May 31, 2017

(a)(5)(F)*	Press release, dated June 5, 2017

(a)(5)(G)	Press release, dated June 12, 2017

(b)	Not applicable.

(d)(1)*
Underwriting Agreement, dated November 18, 2016, by and between the Company and Morgan Stanley & Co. LLC, as representative of the several underwriters (incorporated by reference to Exhibit 1.1 to the Form 6-K of Hunter Maritime Acquisition Corp., filed with the Commission on November 23, 2016).

(d)(2)*
Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.2 to the Amendment No. 2 to the Registration Statement on Form F-1 of Hunter Maritime Acquisition Corp., filed with the Commission on November 14, 2016.

(d)(3)*
Registration Rights Agreement, dated November 18, 2016, by and between the Company and the Sponsor (incorporated by reference to Exhibit 10.1 to the Form 6-K of Hunter Maritime Acquisition Corp., filed with the Commission on November 23, 2016).

(d)(4)*
Letter Agreement, dated November 18, 2016, by and among the Company, the Sponsor, Marc Saverys, Alexander Saverys, Ludovic Saverys, Benoit Timmermans and Thomas Rehder (incorporated by reference to Exhibit 10.2 to the Form 6-K of Hunter Maritime Acquisition Corp., filed with the Commission on November 23, 2016).

(d)(5)*
Investment Management Trust Agreement, dated November 18, 2016, by and between the Company and Continental Stock Transfer & Trust Company, as trustee (incorporated by reference to Exhibit 10.3 to the Form 6-K of Hunter Maritime Acquisition Corp., filed with the Commission on November 23, 2016).

(d)(6)*
Warrant Agreement, dated November 18, 2016, by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 10.3 to the Form 6-K of Hunter Maritime Acquisition Corp., filed with the Commission on November 23, 2016).

(d)(7)*
Sponsor Warrants Purchase Agreement, dated November 18, 2016, by and between the Company and the Sponsor (incorporated by reference to Exhibit 10.3 to the Form 6-K of Hunter Maritime Acquisition Corp., filed with the Commission on November 23, 2016).

(d)(8)*	Master Agreement, dated April 26, 2017 (incorporated by reference to Exhibit 10.1 to the Form 6-K of Hunter Maritime Acquisition Corp., filed with the Commission on April 27, 2017).

(d)(9)*	Appraisal of Acquisition Vessels of Clarksons Valuations (incorporated by reference to Exhibit 10.2 to the Form 6-K of Hunter Maritime Acquisition Corp., filed with the Commission on April 27, 2017).

(d)(10)*
Appraisal of Acquisition Vessels of SSY Valuation Services Ltd. (incorporated by reference to Exhibit 10.3 to the Form 6-K of Hunter Maritime Acquisition Corp., filed with the Commission on April 27, 2017).

(d)(11)*
Memorandum of Agreement related to the Charlotte Selmer dated April 26, 2017 (incorporated by reference to Exhibit 10.4 to the Form 6-K of Hunter Maritime Acquisition Corp., filed with the Commission on April 27, 2017).

(d)(12)*
Memorandum of Agreement related to the Greta Selmer dated April 26, 2017 (incorporated by reference to Exhibit 10.5 to the Form 6-K of Hunter Maritime Acquisition Corp., filed with the Commission on April 27, 2017).

(d)(13)*
Memorandum of Agreement related to the Lene Selmer dated April 26, 2017 (incorporated by reference to Exhibit 10.6 to the Form 6-K of Hunter Maritime Acquisition Corp., filed with the Commission on April 27, 2017).

(d)(14)*
Memorandum of Agreement related to the Hugo Selmer dated April 26, 2017 (incorporated by reference to Exhibit 10.7 to the Form 6-K of Hunter Maritime Acquisition Corp., filed with the Commission on April 27, 2017).

(d)(15)*
Memorandum of Agreement related to the Tom Selmer dated April 26, 2017 (incorporated by reference to Exhibit 10.8 to the Form 6-K of Hunter Maritime Acquisition Corp., filed with the Commission on April 27, 2017).

(d)(16)*	Form of Technical Management Agreement (incorporated by reference to Exhibit 10.9 to the Form 6-K of Hunter Maritime Acquisition Corp., filed with the Commission on April 27, 2017).

(d)(17)*	Form of Right of First Refusal Agreement (incorporated by reference to Exhibit 10.10 to the Form 6-K of Hunter Maritime Acquisition Corp., filed with the Commission on April 27, 2017).

(d)(18)*	Form of Commercial Management Agreement (incorporated by reference to Exhibit 10.11 to the Form 6-K of Hunter Maritime Acquisition Corp., filed with the Commission on April 27, 2017).

(d)(19)*	Form of Business Administration Agreement (incorporated by reference to Exhibit 10.12 to the Form 6-K of Hunter Maritime Acquisition Corp., filed with the Commission on April 27, 2017).

(d)(20)*	Amendment No. 1 to Master Agreement, dated May 31, 2017 (incorporated by reference to Exhibit 10.1 to the Form 6-K of Hunter Maritime Acquisition Corp., filed with the Commission on May 31, 2017).

(d)(21)*
Addendum No. 1 to the Memorandum of Agreement related to the Charlotte Selmer dated May 31, 2017 (incorporated by reference to Exhibit 10.2 to the Form 6-K of Hunter Maritime Acquisition Corp., filed with the Commission on May 31, 2017).

(d)(22)*
Addendum No. 1 to the Memorandum of Agreement related to the Greta Selmer dated May 31, 2017 (incorporated by reference to Exhibit 10.3 to the Form 6-K of Hunter Maritime Acquisition Corp., filed with the Commission on May 31, 2017).

(d)(23)*
Addendum No. 1 to the Memorandum of Agreement related to the Lene Selmer dated May 31, 2017 (incorporated by reference to Exhibit 10.4 to the Form 6-K of Hunter Maritime Acquisition Corp., filed with the Commission on May 31, 2017).

(d)(24)*
Addendum No. 1 to the Memorandum of Agreement related to the Hugo Selmer dated May 31, 2017 (incorporated by reference to Exhibit 10.5 to the Form 6-K of Hunter Maritime Acquisition Corp., filed with the Commission on May 31, 2017).

(d)(25)*
Addendum No. 1 to the Memorandum of Agreement related to the Tom Selmer dated May 31, 2017 (incorporated by reference to Exhibit 10.6 to the Form 6-K of Hunter Maritime Acquisition Corp., filed with the Commission on May 31, 2017).

(g)	Not applicable.

(h)	Not applicable.

*Previously Filed.